UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For August 18, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

AL 30 DE JUNIO DE 2021

TRANSPORTADORA DE GAS DEL SUR S.A.

FINANCIAL STATEMENTS AS OF JUNE 30, 2021

INDEX

01.ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

02.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Statements of comprehensive income

Statements of financial position

Statements of changes in equity

Statements of cash flows

Notes to the condensed interim consolidated financial statements

03.INDEPENDENT AUDITORS´LIMITED REVIEW REPORT

TRANSPORTADORA DE GAS DEL SUR S.A.

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of June 30, 2021 and December 31, 2020, and for the six-month periods ended June 30, 2021 and 2020. These condensed interim consolidated financial statements have been prepared in accordance with and complied with IAS 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The condensed interim consolidated financial statements of the Company for the six-month periods ended June 30, 2021, 2020, 2019 and 2018 have been subject to a limited review performed jointly by Price Waterhouse & Co. S.R.L. and Pistrelli, Henry Martin and Asociados S.R.L.

Effects of inflation

On December 3, 2018, Law No. 27,468 was enacted, sanctioned on November 15, 2018 by the National Argentine Congress. Among other measures, this law abolishes Presidential Decree No. 1,269/02 —amended by Presidential Decree No. 664/2003 — through which the controlling entities (among them the CNV) had been instructed not to accept inflation adjusted financial statements. On December 26, 2018, the CNV issued Resolution No. 777/2018, by virtue of which it instructs companies that offer their shares to the public to apply the financial statements restatement method to a stable currency in line with the provisions of IAS 29 “Financial Reporting in Hyperinflationary Economies”.

In accordance with such standards, the restatement of financial statements was restarted as from July 1, 2018. In line with the restatement method, non-currency assets and liabilities are restated by an overall price index issued by the Argentine Federation of Professional Councils in Economic Sciences (“Argentine Federation”) since their acquisition date or last inflation adjustment (March 1, 2003).

Likewise, comparative information included in the financial statements has also been restated, but this fact has not modified the decisions based on the financial information corresponding to those fiscal years.

For further information, see “Note 4. Significant Accounting Policies – d) Restatement to constant currency – Comparative Information” to the consolidated financial statements as of December 31, 2020.

Rounding

Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this report may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

(0) Not covered by Auditor’s Limited Review of Interim Financial Information, except for items 3, 4, 5, 6 and 8.

1

1.Results of operations

The following table presents a summary of the consolidated results of operations for the six-month periods ended June 30, 2021 (“1S2021”) and June 30, 2020 (“1S2020”):

Activities of the Company in 1S2021 and 1S2020

Revenues

Revenues for 1S2021 increased Ps. 1,002 million compared to 1S2020, mainly as a consequence of the increase in revenues from the Liquids Production and Commercialization and Other services segments, partially offset by the decrease in revenues from the Natural Gas Transportation segment.

Natural Gas Transportation

During 1S2021 revenues from the Natural Gas Transportation business segment accounted for 30% of tgs total net revenues (45% for 1S2020). 82% of the total revenues corresponded to firm contracted capacity services (80% for 1S2020).

Revenues from the Natural Gas Transportation segment during 1S2021 reached Ps. 10,994 million (Ps. 16,027 million in 1S2020). The decrease of Ps. 5,033 million is mainly due to the lack of tariff adjustment, where the latest was granted by ENARGAS in April 2019, which failed to offset the impact of inflation.

After the public hearing held on March 16, 2021 for the purpose of considering the transitional tariff regime in accordance with the provisions of Decree No. 1,020/2020, and after having received in April 2021 from ENARGAS a definitive consolidated draft of a Transitory Renegotiation Agreement -which was timely rejected by tgs-, on June 2, 2021, Resolution No. 149/2021 was issued by ENARGAS (“Resolution 149”) approving the Transitional Tariff Regime (the “Transitional Regime").

The Transitional Regime, effective as of the date of issuance of Resolution 149: (i) does not grant a transitory tariff increase for the Company, but rather states that current tariff charts in place since April 1, 2019 remain unchanged; (ii) states that from its effective date - and until the Final Renegotiation Agreement is in force - ENARGAS may adjust tgs' tariffs starting April 1, 2022; (iii) it does not establish a mandatory investment plan for tgs and, (iv) it prohibits the distribution of dividends, any early cancellation of financial and commercial debts contracted with shareholders, as well as the acquisition of other companies or granting of loans.

2

Subsequently, and in order to protect the interests of its shareholders, in July 2021 tgs files an administrative claim to the Executive Branch, the National Ministry of Economy and ENARGAS, challenging and requesting the nullity of the different regulations established in the Transitional Regime, the lack of tariff increase in a context of increasing operating costs and the restrictions imposed on the management and administration of the Company, among other issues.

Liquids Production and Commercialization

During 1S2021, the Liquids Production and Commercialization business segment represented 61% of tgs´ total revenues (46% for 1S2020).

Revenues derived from the Liquid Production and Commercialization segment amounted to Ps. 22,040 million in 1S2021 (Ps 5,584 million higher than those recorded in 1S2020). This increase is mainly due to: higher international reference prices and volumes of ethane and LPG sold. These effects were partially offset by the decrease in the price of ethane and lower volumes of natural gasoline and propane exported.

Total volumes dispatched, in total terms, increased by 25,215 short tons (4%) compared to 1S2020.

Other Services

Revenues derived from the Other Services segment increased Ps. 452 million in 1S2021 compared to the same period of 2020. This increase is due to higher revenues corresponding to: (i) transportation and conditioning services for natural gas in Vaca Muerta; (ii) compression and treatment of natural gas and (iii) other midstream services. These effects were partially offset by lower telecommunications and operation and maintenance services provided.

Cost of sales and administrative and selling expenses

Cost of sales, administrative and selling expenses corresponding to 1S2021 increased by Ps. 135 million compared to 1S2020. This variation is mainly due to the increase in the cost of natural gas processed at the Cerri Complex (increase in the price, measured in constant Argentine pesos). These effects were partially offset by a decrease in: (i) lower provisions for doubtful accounts (decrease in 2021 vs. charge in 2020), (ii) labor costs and (iii) turnover tax.

The following table shows the main components of operating costs, administrative and commercialization expenses and comparisons for 1S2021 and 1S2020:

3

Other operating results

The other operating results recorded a positive variation of Ps. 61 million mainly as a result of the recognition of the collections received for insurance recovery.

Net financial results

In 1S2021, the financial results showed a positive variation of Ps. 2,266 million with respect to 1S2020. The breakdown of net financial results is as follows:

The positive variation is mainly due to the lower net foreign exchange, generated as a consequence of the reduction in the net liability position during 1S2021 and the higher gain recorded by the gain on net monetary position due to the increase in the net monetary liability position. These effects were partially offset by: (i) the loss generated by the operations carried out with financial assets measured at fair value, (ii) the loss generated by the repurchase of notes recorded in 1S2021, having recorded a gain in 1S2020 and (iii) the lower gain on results from derivative financial instruments.

Income tax

The income tax charge increased by Ps. 3,463 million mainly as a consequence of the increase in the applicable tax rate after the enactment of “Law No. 27,630: Modifies the income tax law” which, among other issues, introduces a modification in the income tax rate applying for fiscal years beginning as of January 1, 2021, inclusive. The modification establishes a tiered system of rates in three segments according to the level of accumulated taxable net profit: a first step of 25% for accumulated net profits of up to Ps. 5 million; the second step of 30% for accumulated net earnings of between Ps. 5 and Ps. 50 million; and a last segment of 35% for accumulated net earnings over Ps. 50 million.

4

2.Liquidity

The Company’s primary sources and application of funds during 1S2021 and 1S2020 are shown in the table below:

During 1S2021, the net decrease in cash and cash equivalents was Ps. 2,805 million.

Regarding the cash flow used in financing activities, it decreased by Ps. 5,261 million as a result of: (i) payments made in 2020 for the acquisition of treasury shares, (ii) the lower cancellation of financial debts and (iii) the lower repurchase of notes made in 1S2021.

On the other hand, the cash flow provided by operations had a decrease of Ps. 3,965 million, derived from higher income tax payments and lower collections of derivative financial instruments, which was partially offset by the improvement in operating income before depreciation.

Cash flow used in investing activities increased by Ps. 4,996 million mainly driven by the increase in funds allocated to the acquisition of financial assets not considered cash equivalents, an effect that was partially offset by lower payments for the acquisition of capital goods.

3.Second quarter 2021 (“2Q2021”) vs Second quarter 2020 (“2Q2020”)

The following table presents a summary of the consolidated results of operations for 2Q2021 and 2Q2020:

During 2Q2021, the Company obtained comprehensive income of Ps. 3,391 million, compared to comprehensive income of Ps. 2,612 million obtained in the same period of 2020.

Total revenues for 2Q2021 increased Ps. 1,771 million compared to the same period of the previous year.

5

Revenues from the Natural Gas Transportation segment in 2Q2021 decreased by Ps. 2,376 million, compared to 2Q2020. The negative variation was due to the lack of tariff increase of the applicable tariffs (the last increase was on April 1, 2019) and the negative effect that the variation in the Consumer Price Index had on inflation-adjusted revenues.

Liquids revenues increased by Ps. 3,955 million in 2Q2021, mainly as a result of the positive price variation and higher volumes of ethane LPG sold in the local market. These effects were partially offset by lower export volumes.

Total volumes dispatched from the Cerri Complex increased by 6% or 18,929 short tons, highlighting the increase in deliveries to the local market, an effect that was partially offset by lower exports. The breakdown of volumes dispatched by market and product and revenues by market is included below:

The Other Services segment reported an increase of Ps. 192 million, mainly explained by higher natural gas transportation and conditioning services in Vaca Muerta and natural gas treatment and compression services. These effects were partially offset by lower natural gas pipeline construction services provided through the TGS - SACDE joint venture and operation and maintenance services provided for natural gas pipelines and compression plants.

Cost of sales and administrative and commercialization expenses for 2Q2021 amounted to Ps. 11,645 million (compared to Ps. 9,365 million in 2Q2020), representing an increase of Ps. 2,280 million. This variation is mainly due to the decline in: (i) natural gas costs processed at the Cerri Complex, (ii) repair and maintenance expenses of property, plant and equipment, (iii) labor costs and (iv) higher taxes, fees and contributions (mainly due to higher withholdings on exports due to an increase in the applicable rate). These effects were partially offset by the lower charge for allowances for doubtful accounts.

The following table shows the main components of operating costs, administrative and commercialization expenses and their main variations for 2Q2021 and 2Q2020:

Other negative operating results in 2Q2021 recorded a positive variation of Ps. 58 million.

In 2Q2021, financial results suffered a positive variation of Ps. 3,671 million, compared to those registered in the 2020 period. This variation is mainly due to: (i) the effect of the foreign exchange rate, net, (ii) the increase in interest generated by assets, (iii) the decrease in the interest generated by liabilities and (iv) the effect of the gain on net monetary position.

6

4.Consolidated Financial Position Summary

Summary of the consolidated financial position information as of June 30, 2021 and December 31, 2020, 2019, 2018 and 2017:

5.Consolidated Comprehensive Income Summary

Summary of the consolidated comprehensive income information for the six-month periods ended June 30, 2021, 2020, 2019 and 2018:

6.Consolidated Cash Flow Summary

Summary of the consolidated cash flow information for the six-month periods ended June 30, 2021, 2020, 2019 and 2018:

7

7.Statistical Data (Physical units)

8.Comparative Ratios

9.TGS share market value in Buenos Aires Stock Exchange at closing of last business day (in Argentine Pesos per share)

	2021	2020	2019	2018	2017
January	151.65	104.30	125.85	90.05	32.40
February	138.85	93.15	114.50	83.50	36.80
March	139.10	72.15	114.10	81.75	43.90
April	139.35	101.80	90.40	78.05	46.30
May	152.20	121.50	116.35	84.30	53.30
June	156.65	114.10	124.50	69.15	56.40
July		141.35	137.20	90.95	54.00
August		123.85	94.45	98.40	61.30
September		116.60	107.10	120.05	72.00
October		152.95	121.00	103.95	76.00
November		162.50	91.70	117.00	73.85
December		154.70	108.65	111.00	83.00

10.Outlook

The future of natural gas as an essential fuel for the country's energy matrix is consolidated year after year, which will make Argentina a sustainable country with high growth. We have consolidated ourselves as an integrated service provider in the hydrocarbon industry.

Due to COVID-19, the future offers us an unprecedented scenario, and in this context, we are redoubling our efforts to guarantee the safety of all and continue to provide a reliable and excellent public service, contributing to the entire value chain of the energy sector.

Our strategy aims to position ourselves in a leading role, carrying out vital undertakings for the future of the country, thus consolidating the growth strategy with a leap of magnitude. With this objective, we are adopting an innovative vision, seeking new business opportunities for our clients with a focus on Vaca Muerta.

The current economic situation and the tariff review process faced by the authorities implies that we must continue to generate valid and constructive channels of dialogue that allow us to manage a profitable and efficient natural gas transportation business in accordance with the country's energy development, considering the needs of the internal and external demands and of our stakeholders.

8

In this framework, we will be attentive to the talks with the national authorities in order to advance in the concretion of the new RTI process.

In the Liquids Production and Commercialization Segment, the strategy will be aimed at optimizing the production mix that allows prioritizing those products and distribution channels that provide higher margins, and to maximizing access to the RTP at reasonable costs. For this, it will be very important to be efficient in the management of our assets, ensuring a coordinated, safe and efficient operation.

In financial terms, and given the aforementioned facts, we have made the necessary budgetary adjustments in order to preserve our financial position, make a prudent allocation of our resources, and mitigate the negative impact that the main macroeconomic variables have on our businesses and the delays in granting the tariff increases that affect our financial situation.

The impact of COVID-19 on financial markets has negatively affected the cost of loans, hedging activities and access to capital markets in general, which could limit our ability to obtain coverage or financing in a timely manner and in acceptable terms. Furthermore, the fragile economic environment in Argentina was intensified by the slowdown in economic activity caused by COVID-19 and other internal factors that may lead to an increase in the bad debt rates of our clients and their counterparts. Given our current lack of access to financial markets, we believe that we will have to rely solely on the cash flows generated by our operations to meet our working capital, debt service, and capital expenditures requirements for the foreseeable future.

As regards their daily operations, tgs will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. To this end, the Company will carry out actions aimed at the reduction of cost without affecting the reliability and availability of the pipeline system. We will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

Autonomous City of Buenos Aires, August 4, 2021

Luis Alberto Fallo

Chairman of the Board of Directors

9

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS JUNE 30, 2021 AND DECEMBER 31, 2020

(Stated in thousands of pesos as described in Note 3

Notes	06/30/2021	12/31/2020
ASSETS			
Non-current assets			
Property, plant and equipment	13	123,437,791	123,822,963
Investments in associates	10	161,324	160,794
Other financial assets at amortized cost	9.m.	22,675,523	17,230,936
Deferred tax assets	15	23,393	30,898
Other receivables	9.a.	10,513	11,969
Total non-current assets		**146,308,544**	**141,257,560**
Current assets			
Other receivables	9.a.	3,556,745	2,714,877
Inventories		732,789	715,714
Trade receivables	9.b.	7,629,830	7,698,690
Contract assets		69,950	150,268
Other financial assets at amortized cost	9.m.	23,663	22,942
Other financial assets at fair value through profit or loss	9.n.	5,586,438	2,655,944
Cash and cash equivalents	9.c.	2,270,783	5,827,638
Total current assets		**19,870,198**	**19,786,073**
Total assets		**166,178,742**	**161,043,633**
EQUITY			
Common stock		46,387,217	46,387,217
Treasury shares		2,571,765	2,571,765
Cost of acquisition of treasury shares		(4,653,092)	(4,653,092)
Additional paid-up capital		(1,349,822)	(1,349,822)
Legal reserve		4,575,021	4,369,250
Reserve for capital expenditures, acquisition of treasury shares and/or dividends		35,156,555	31,246,905
Accumulated retained earnings		7,725,008	4,115,421
Non-controlling interests		44	40
Total equity		**90,412,696**	**82,687,684**
LIABILITES			
Non-current liabilities			
Deferred tax liabilities	15	9,486,327	9,359,054
Contract liabilities	9.d.	4,875,457	5,074,633
Loans	14	48,411,255	53,766,205
Total non-current liabilities		**62,773,039**	**68,199,892**
Current liabilities			
Provisions	16	1,020,601	1,077,890
Contract liabilities	9.d.	406,587	398,225
Other payables	9.e.	310,935	378,174
Taxes payables	9.f.	649,599	436,407
Income tax payable		5,142,245	1,743,490
Payroll and social security taxes payable	9.o.	929,614	1,437,673
Loans	14	1,095,089	1,173,148
Trade payables	9.g.	3,438,337	3,511,050
Total current liabilities		**12,993,007**	**10,156,057**
Total liabilities		**75,766,046**	**78,355,949**
Total equity and liabilities		**166,178,742**	**161,043,633**

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3)

______________________________________________________________________________________________________________________________________________________________________________

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 2021 AND 2020

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2021	2020
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		
Total comprehensive income for the period	7,725,012	8,014,642
Reconciliation of total comprehensive income to cash flows provided by operating activities:		
Depreciation of property, plant and equipment	3,931,342	3,726,383
Derivative financial instrument results	-	(394,206)
Disposal of property, plant and equipment	30,771	5,666
Share of gain from associates	(1,236)	(20,140)
Increase in provisions	178,041	179,985
Interest expense accrual	1,901,412	2,012,271
Interest loss on other financial assets other than cash and cash equivalents	940,572	(66,908)
Income tax	6,791,791	3,329,322
Allowance for doubtful accounts	(55,252)	288,294
Acquisition of notes result	128,011	(500,129)
Foreign exchange loss	4,173,292	7,193,671
Gain on the net monetary position	(4,892,108)	(3,838,579)
Changes in assets and liabilities:		
Trade receivables	(2,048,030)	993,265
Other receivables	(1,878,514)	(974,265)
Inventories	(161,287)	(395,459)
Trade payables	754,811	(926,748)
Contract assets	50,040	155,769
Payroll and social security taxes	(218,374)	(108,675)
Tax payables	313,170	(73,833)
Deferred tax	-	17,955
Other payables	8,961	41,653
Provisions	(1,292)	(620)
Interest paid	(1,650,043)	(1,720,841)
Income tax paid	(2,319,388)	(671,847)
Contract liabilities	(190,366)	380,742
Derivative financial instruments payment	-	828,591
Cash flows provided by operating activities	13,511,336	17,475,959
CASH FLOWS USED IN INVESTING ACTIVITIES		
Additions to property, plant and equipment	(3,187,853)	(6,162,876)
Financial assets not considered cash equivalents	(12,805,039)	(4,834,441)
Cash flows used in investing activities	(15,992,892)	(10,997,317)
CASH FLOWS USED IN FINANCING ACTIVITIES		
Payment of loans	-	(1,695,820)
Cost of acquisition of treasury shares	-	(2,636,844)
Dividends payments	-	(21)
Cost of acquisition of Notes	(323,896)	(1,252,181)
Cash flows used in financing activities	(323,896)	(5,584,866)
NET (DECREASE) / INCREASE IN CASH AND CASH EQUIVALENTS	(2,805,452)	893,776
Cash and cash equivalents at the beginning of the year	5,827,638	16,649,087
Foreign exchange gain on Cash and cash equivalents	276,886	164,555
Loss on the monetary position on Cash and cash equivalents	(1,113,568)	(1,125,613)
Cash and cash equivalents at the end of the period (*)	2,185,504	16,581,805

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

For further information, see Note 7.

(*) Cash and cash equivalents as of June 30, 2021 includes a bank overdraft balance of Ps. 85,279 included in current loans.

Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“tgs” or the “Company”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). tgs commenced operations on December 28, 1992 and it is mainly engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas to obtain liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. In addition, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Subsequently, the corporate purpose of the Company was modified in order to incorporate the development of complementary activities, incidental, linked and / or derived from natural gas transportation, such as the generation and commercialization of electric power and the provision of other services for the hydrocarbon sector in general.

Major Shareholders

tgs’ controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under joint control and in equal parts of: (i) Pampa Energía S.A. (“Pampa Energía”) with 50%; (ii) Grupo Inversor Petroquímica S.L. (member of the GIP Group, led by the Sielecki family) and PCT L.L.C. with the remaining 50%.

The following table shows the organizational structure, shareholders and related parties of tgs as of June 30, 2021:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

CIESA
51%
PUBLIC OFFERING
44%
(FGS-ANSES: 24%,
BYMA: 8%, NYSE: 12%)
TREASURY SHARES
5%
tgs
Transporte y
Servicios de Gas en
Uruguay S.A. (TGU)
Pampa Energía 51%
TGS 49%
EGS S.A.
(In liquidation)
TGU 51%
TGS 49%
TELCOSUR S.A.
TGS 99.98%
Pampa Energía S.A. 0.02%
TGSLatam Energía S.A.
TGS 80%
CTG 15%
Telcosur 5%
CTG ENERGIA S.A.U.
(CTG)
TGS 100%
GAS LINK S.A.
DINAREL S.A. 51%
TGS 49%
UT TGS-SACDE

Detailed data reflecting subsidiary control as of June 30, 2021 is as follows:

Company	Incorporation country	Closing date	Main activity

Telcosur	Argentina	December 31	Telecommunication Services
CTG TGSLatam	Argentina Bolivia	December 31 December 31	Electrical power related services Hydrocarbons and electrical power services

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

Impact of COVID-19 (“COVID”) on tgs operations

The Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of political and economic events both domestically and internationally.

As of the date of issuance of these Condensed Interim Consolidated Financial Statements, Decree No. 455/2021 is in force, by which the PEN was extended until August 6, 2021, within the framework of the health emergency extended by Decree No. 287/21 (the “DNU 287”) published on May 1, which provides an "epidemiological traffic light" to establish preventive measures to be applied against the coronavirus pandemic. In DNU 287, four sanitary phases had been established according to an epidemiological traffic light: (i) low-risk areas; (ii) medium risk; (iii) high risk and (iv) epidemiological and sanitary alarm zone. Based on the traffic light prepared, the pertinent measures are taken in each area with the priority objective of reducing the circulation of the virus and preserving public health.

Oil and gas workers are among those considered essential and are exempt from movement restrictions. These measures imply that we must once again readapt our operations in order to continue providing our services and executing the essential works for the operation of the facilities.

As of the date of issuance of these Condensed Interim Consolidated Financial Statements, it is not possible to foresee the impact or the duration of said situation of volatility and uncertainty, nor the effect that the measures adopted and those that may be adopted in the future may have, but they could negatively affect the results, financial situation and cash flows.

The Company's Management permanently monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its financial situation and the results of its operations. The Company's financial statements must be read considering all these circumstances.

2.CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

tgs presents its Condensed Interim Consolidated Financial Statements for the six-month periods ended June 30, 2021 and 2020 in accordance with Title IV, Chapter I, Section I, article 1.b.1 of CNV´s regulations requiring the use of International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013 (the “Rules”).

In these Condensed Interim Consolidated Financial Statements, tgs and its consolidated subsidiaries (CTG, TGSLatam and Telcosur), are jointly referred to as “tgs” or “the Company”.

These Condensed Interim Consolidated Financial Statements, which were approved and authorized for issuance by the Board of Directors on August 4, 2021, do not include all the information and disclosures required for annual Financial Statements, and should be read in conjunction with tgs’ annual Financial Statements as of December 31, 2020, issued on March 9, 2021.

3.BASIS OF PRESENTATION

The CNV, in Title IV, Chapter III, Article 1 of the Rules has provided that listed companies must submit their condensed consolidated financial statements by applying Technical Resolution No. 26 (modified by Technical Resolution No. 29) of the Argentine Federation of

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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Professional Councils of Economic Sciences ("FACPCE"), which adopts the International Financial Reporting Standards ("IFRS") issued by the IASB, its amendments and circulars for the adoption of IFRS that the FACPCE dictates in accordance with the provisions of that Technical Resolution.

The Company has prepared these condensed interim consolidated financial statements in accordance with the accounting framework established by the CNV, which is based on the application of IFRS, particularly IAS 34.

The subsidiaries that reflect TGS's corporate group as of June 30, 2021 are Telcosur, CTG and TGSLatam.

For consolidation purposes for the six-month periods ended June 30, 2021 and 2020, Telcosur's financial statements have been used at those dates. The controlled companies CTG and TGSLatam do not record operations or significant assets and liabilities as of June 30, 2021 and 2020.

The condensed interim consolidated financial statements for the six-month periods ended June 30, 2021 and 2020 have not been audited. The Management of the Company estimates that they include all the necessary adjustments to reasonably present the results of each period in accordance with the accounting framework applied. The results of the six-month periods ended June 30, 2021 and 2020, do not necessarily reflect the proportion of the results of the Company for the full fiscal year.

Derived from the measures taken by COVID to ensure the health of its personnel, the Company has been prevented from transcribing in the rubricated accounting books: (i) the transactions corresponding to April through June 2021 in its “General Journal” book, and (ii) the present financial statements in its “Inventory and Balance Sheets” book.

Functional and presentation currency

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiaries.

Restatement to current currency

The Condensed Interim Consolidated Financial Statements as of June 30, 2021, including comparative figures, have been restated to take into account changes in the general purchasing power of the Company's functional currency in accordance with IAS 29 "Financial information in hyperinflationary economies” ("IAS 29") and in General Resolution No. 777/2018 of the CNV, using the BCRA's Market Expectations Survey for the last month of the period, since, at the date of closing the Company's accounting books, the INDEC index was not yet available. As a result, the financial statements are expressed in the unit of measurement current at the end of the reporting period.

The variation in the consumer price index (“CPI”) for the restatement of these Condensed Interim Consolidated Financial Statements was estimated at 25.23% and 13.66% for the six-month periods ended June 30, 2021 and 2020, respectively.

Information comparability

The balances as of December 31, 2020 and June 30, 2020 that are disclosed for comparative purposes were restated in accordance with IAS 29, as mentioned above. Certain figures have been reclassified for the purposes of comparative presentation with those of the current period.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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4.SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied to these Condensed Interim Consolidated Financial Statements are consistent with those used in the financial statements for the last financial year prepared under IFRS, which ended on December 31, 2020, except for what it is mentioned below.

The new accounting standards, amendments and interpretations issued by the IASB that became effective as of January 1, 2021, have not had an impact on the Company's condensed interim consolidated financial statements.

Classification of debt as current and non-current (amendment to IAS 1)

On January 23, 2020, the IASB issued the classification of debt as current and non-current, which amends IAS 1 Presentation of Financial Statements. These amendments affect the requirements of IAS 1 for the presentation of debt.

Specifically, it clarifies the criteria for classifying debt as non-current. The date of application of the amendment was set for fiscal years beginning on or after January 1, 2023, with retroactive application. The Company is evaluating the impact of these amendments for the presentation of debt.

IAS 16 - Property, plant and equipment ("PPE")

In May 2020, the IASB issued an amendment to IAS 16 that prohibits entities from deducting from the cost of an item of PPE the revenue from the sale of items produced while bringing that asset into use. Instead, an entity shall recognize the revenue from the sale of such items, as well as the costs of production of those items, in profit or loss.

The amendment is effective for annual periods beginning on or after January 1, 2022 and should be applied retrospectively to items of PPE that are available for use from the beginning of the earliest period presented when the company first applies the amendment.

This amendment is not expected to have a significant impact on the Company.

IAS 37: Onerous Contracts: Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs an entity should include when assessing whether a contract is onerous.

These amendments clarify the meaning of "costs to fulfill a contract". Costs that relate directly to a contract for the supply of goods or services include both incremental costs and an allocation of costs directly related to contract activities.

These amendments are effective for annual reporting periods beginning on or after January 1, 2022 and are not expected to have a significant impact on the Company.

This amendment is not expected to have a significant impact on the Company.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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IAS 12: “Income tax”

IAS 12 - Income Tax specifies how an entity accounts for income tax, including deferred tax, which represents tax to be paid or recovered in future periods.

The amendments clarify that the exemption defined in the standard to recognize deferred taxes when assets or liabilities are recognized for the first time is not applicable in the case of leases and provisions for decommissioning.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and early application is permitted.

This amendment is not expected to have a significant impact on the Company.

5.FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, interest rate risk, and commodity price risk), credit risk and liquidity risk.

In this sense, the Company operates in an economic context whose main variables have recently had a strong volatility as a consequence of public and economic events in the national and international scope mentioned in Note 1.

Additionally, on July 10, 2021, the Banco Central de la República Argentina ("BCRA") published Communication "A" 7327, by which it increases the restrictions to access to the blue chip swap transactions. In this sense, the CNV issued General Resolution No. 895/2021 by which modified the timeframe for brokers to hold certain assets and reduce the balance of foreign currency bonds settled abroad to 50,000 nominal bonds.

The impact of COVID on financial markets has also negatively affected the cost of loans, hedging activities, liquidity and access to capital in general, which could limit our ability to obtain financing to finance our operations in a timely manner in acceptable terms. In the local market, particularly, the shares of the main listed companies, sovereign bonds and the Argentine peso experienced a sharp drop in their market value.

Due to the main impacts of the described situation detailed in Note 1 to these condensed interim consolidated financial statements, the Company has implemented a series of measures that will mitigate its impact. In this sense, the Company's Management constantly monitors the evolution of the situations that affect its business, to determine the possible actions to be taken and to identify the possible impacts on its equity and financial position. The Company considers that its current financial situation will allow it to comply, in the short term, with its commitments in foreign currency. The Company's financial statements should be read under the light of these circumstances.

6.CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the Condensed Interim Consolidated Financial Statements in accordance with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting period. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

As mentioned in Note 19, as a consequence of the regulatory framework imposed by the Argentine Government, the tariffs determined in the Natural Gas Transportation segment will not vary during 2021. As a result, tgs has assessed the impairment indicators under IAS 36, as of March 31, 2021, and has performed recoverable amount tests on the Cash Generating Units (“CGU”) related to the Natural Gas Transportation segment.

In the Natural Gas Transportation segment, the Company considered scenarios taking into account the transitional tariff regime mentioned above and the new estimates of macroeconomic variables.

Likewise, the Company updated its assessment of impairment indicators in accordance with IAS 36 as of June 30, 2021. The conclusion of said assessment was that no new factors were identified that negatively affect the premises underlying the recoverable value of the assets included within PPE, with respect to the last evaluation carried out, as of March 31, 2021.

According to the analysis mentioned above, the Company did not identify the need to record any impairment of Property, plant and equipment (“PPE”) amounts as of June 30, 2021 in addition to what was recorded as of December 31, 2020.

7.SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the six-month periods ended June 30, 2021 and 2020 are presented below:

Note 14 includes a reconciliation between the opening and closing balance of the financial liabilities arising from financing activities.

8.CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, subject to ENARGAS regulations, (ii) Liquids Production and Commercialization, (iii) Other Services including midstream, among others, and (iv) Telecommunications. These last

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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three business segments are not regulated by ENARGAS. Liquids Production and Commercialization segment is regulated by the SE.

Detailed information on each business segment for the six-month periods ended June 30, 2021 and 2020 is disclosed below:

The breakdown of revenues by market and opportunity for the six-month periods ended June 30, 2021 and 2020 is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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9.SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)Other receivables

The movement of the allowance for doubtful accounts is as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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b)Trade receivables

The movement of the allowance for doubtful accounts is as follows:

c)Cash and cash equivalents

d)Contract Liabilities

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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e)Other payables

f)Taxes payables

g)Trade payables

h)Revenues

i)Cost of sales

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)Expenses by nature – Information required under art. 64 paragraph I, clause B) Commercial Companies Law for the six-month periods ended June 30, 2021 and 2020

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

k)Net financial results

l)Other operating results, net

m) Other financial assets at amortized cost

n)Other financial assets at fair value through profit or loss

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

o)Payroll and social security taxes payable

10.INVESTMENTS IN ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

11.JOINT ARRANGEMENTS

The breakdown of the amounts included in the statements of financial position related to the Company's participation in the UT as of June 30, 2021 and December 31, 2020, and its results for the six-month periods as of June 30, 2021 and 2020 is the following:

12.SHARE OF GAIN FROM ASSOCIATES

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.PROPERTY, PLANT AND EQUIPMENT

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The breakdown of the net book value of PPE as of June 30, 2021 and December 31, 2020 is the following:

The following describes the evolution of the provision for impairment of PPE for the six-month period ended June 30, 2021 and for the year ended December 31, 2020:

14.LOANS

Short-term and long-term loans as of June 30, 2021 and December 31, 2020 comprise the following:

Loans, except bank overdraft, are totally denominated in US dollars.

During the six months ended June 30, 2021 and 2020, through various transactions, the Company acquired 2018 Notes for a nominal value of US$ 2,030,000 and US$ 17,584,000 for which it paid Ps. 323,896 and Ps. 1,252,181, respectively. The result generated by such transaction, which amounted to Ps. 128,011 (loss) and Ps. 500,129 (gain), respectively, was recorded in the item Financial Results of the Statement of Comprehensive Income (see Note 9.k.).

The activity of the loans as of June 30, 2021 and 2020 is the following:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The maturities of current and non-current financial debt, net of issuance costs, as of June 30, 2021 are as follows:

15.INCOME TAX AND DEFERRED TAX

On June 16, 2021, "Law No. 27,630: Amending the Income Tax Law" was published in the Official Gazette which, among other issues, introduces a modification in the income tax rate effective for fiscal years or fiscal years beginning on or after January 1, 2021. The amendment establishes a tiered system of rates in three segments according to the level of accumulated net taxable income: a first step of 25% for accumulated net income up to $ 5 million pesos; the second step of 30% for accumulated net income between $ 5 and $ 50 million pesos; and a last segment of 35% for accumulated net income over $ 50 million pesos. The amount of accumulated net profits will be adjusted annually, starting January 1, 2022, considering the annual variation of the CPI provided by INDEC.

Likewise, dividends distributed to foreign individuals and beneficiaries will be taxed at a rate of 7%.

For the determination of the deferred and current income tax charge as of June 30, 2021, the Company has applied the progressive tax rate in force as mentioned above.

Previously, the current rate, as provided by Law No. 27,430, was 30% for fiscal years beginning on or after January 1, 2018 and 25% for fiscal years beginning on or after 2022.

The following table includes the income tax expense charged to the statement of comprehensive income in the six-month periods ended June 30, 2021 and 2020:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The composition of the net deferred tax liabilities as of June 30, 2021 and December 31, 2020, is as follows:

Income tax expense computed at the statutory tax rate on pre-tax income differs from the income tax expense for the six-month periods ended June 30, 2021 and 2020 as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.PROVISIONS

17.FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

17.1 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments to the policies disclosed in the financial statements as of December 31, 2020.

The categories of financial assets and liabilities as of June 30, 2021 and December 31, 2020 are as follows:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2020		
	Financial assets at fair value	Financial assets at amorized cost	Total
CURRENT ASSETS			
Trade receivables	-	7,698,690	7,698,690
Other receivables	-	843,001	843,001
Other financial assets at amortized cost	-	22,942	22,942
Other financial assets at fair value through profit or loss	2,655,944	-	2,655,944
Cash and cash equivalents	3,977,822	1,849,816	5,827,638
Total current assets	**6,633,766**	**10,414,449**	**17,048,215**
NON-CURRENT ASSETS			
Other receivables	-	9,522	9,522
Other financial assets at amortized cost	-	17,230,936	17,230,936
Total non-current assets	**-**	**17,240,458**	**17,240,458**
Total assets	**6,633,766**	**27,654,907**	**34,288,673**

	Financial liabilities at fair value	Other financial liabilities	Total
CURRENT LIABILITIES			
Trade payables	-	3,511,050	3,511,050
Loans	-	1,173,148	1,173,148
Payroll and social security taxes payables	-	1,241,905	1,241,905
Other payables	-	378,174	378,174
Total current liabilities	**-**	**6,304,277**	**6,304,277**
NON-CURRENT LIABILITIES			
Loans	-	53,766,205	53,766,205
Total non-current liabilities	**-**	**53,766,205**	**53,766,205**
Total liabilities	**-**	**60,070,482**	**60,070,482**

1.2Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Bolsas y Mercados Argentinos S.A. (“BYMA”).

•Level 2: includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Within this level, the Company includes those derivate financial instruments for which it was not able to find an active market.

•Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

The table below shows different assets at their fair value classified by hierarchy as of June 30, 2021:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The fair value amount of the financial assets is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of June 30, 2021, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value.

The estimated fair value of Non-current loans is estimated based on quoted market prices. The following table reflects the carrying amount and estimated fair value of the 2018 Notes at June 30, 2021, based on their quoted market price:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18.ASSETS AND LIABILITIES IN FOREIGN CURRENCY

Balances in foreign currencies as of June 30, 2021 and December 31, 2020 are detailed below:

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

19. REGULATORY FRAMEWORK

The main regulatory issues are described in Note 17 to the annual consolidated financial statements. Any update for the six-month period ended June 30, 2021 is described below:

Regulatory framework for the Natural Gas Transportation segment

On March 16, 2021, the public hearing called by ENARGAS was held for the purpose of considering the Transitional Tariff Regime ("RTT") according to the provisions of Decree No. 1020/2020 (the "Decree 1020"). In this regard, tgs, without renouncing to the totality of the percentage that corresponds to it, presented alternatively in this hearing a proposal for a tariff increase calculated at 58.6%, as from April 1, 2021. This increase was calculated based on the financial needs to meet operating and financial costs, capital expenditures and taxes, which were calculated considering the evolution of the inflation rate for a 12-month period from its inception. The requested increase contemplated only the funds necessary to meet its obligations as licensee.

Additionally, in this public hearing, tgs denied and dismissed the arguments raised therein that considered that the current natural gas transportation tariff is not fair and reasonable given the alleged existence of serious defects in the administrative acts derived from the processing of the last Integral Tariff Regime ("RTI") carried out for TGS.

On April 28, 2021, ENARGAS submitted to tgs a Transitional Agreement proposal for 2021 within the framework of the provisions of Decree 1020 which contemplates:

•No transitory tariff increase, the tariff chart approved by ENARGAS in April 2019 remain unchanged.

•It establishes that from May 2021 and until the Final Renegotiation Agreement is in force, ENARGAS will proceed to recalculate the transportation rates in force at that time, effective as of April 1, 2022.

•Does not establish a mandatory investment plan.

•It provides for the prohibition of: (i) distributing dividends and b) paying in advance financial and commercial debts contracted with shareholders, acquiring other companies or granting credits.

On April 30, 2021, tgs informed ENARGAS that, given the context in which it develops its activities and the proposed terms and conditions, it is not feasible for the Company to subscribe the 2021 Transitional Agreement.

On June 2, 2021, the ENARGAS issued Resolution No. 149/2021 (the "Resolution 149") approving a Transitional Tariff Regime (the "Transitional Regime") effective for tgs as of that date. The Transitional Regime: (i) does not grant a transitory tariff increase for the Company, but rather states that current tariff charts in place since April 1, 2019 remain unchanged; (ii) states that from the effective date of the Transitional Regime - and until the Final Renegotiation Agreement is not in force - ENARGAS may adjust tgs' tariffs starting April 1, 2022; (iii) it does not establish a mandatory investment plan for tgs and, (iv) it prohibits the distribution of dividends, any early cancellation of financial and commercial debts contracted with shareholders, as well as the acquisition of other companies or granting of loans.

In July 2021, tgs filed administrative claims to the National Executive Branch, the National Ministry of Economy and ENARGAS to reconsider with an appeal or hierarchical subsidy according to the respective competencies of each of these organizations in the dictation of the entire regulatory plexus associated with Resolution 149, (Decree 1020/20, Decree 353/21, and Joint Resolution No. 1/2021), requesting that the Transitional Regime be declared invalid and the RTI be reestablished. We recall that the RTT began with Decree 1020/20, which set the guidelines to carry out the renegotiation of the RTI, followed by Joint Resolution 1/21 that established the RTT and Decree 353/21 that approved Joint Resolution 1/21, and culminated with Resolution 149 that approved the new tariff charts.

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TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The challenges are based on: i) the illegality of Decree 1020 since it does not follow the lines of the delegation set forth in Law 27,541, and as a National Decree it does not comply with the requirements of the National Constitution; ii) the extension of the emergency beyond the provisions of the Congress; iii) the failure to renegotiate in accordance with Law 24. 076; iv) the disregard of the principle of fair and reasonable tariffs and the rights acquired by tgs in the License, the Contractual Adjustment Agreement and the RTI; and v) the suspension of the RTI for reasons of public interest, which merits the recognition of the compensations, provided by both the Administrative Procedures Law and the Basic Rules of the License.

The restrictions imposed on the management of the Company are also questioned, which have no legal justification, since the emergency declared by Law No. 27,541 only empowered the Executive Branch to renegotiate the RTI and not the License.

The challenges and the reinstatement of the RTI have been carried out without prejudice to the right of tgs to pay the compensations that correspond to it for not having complied with the RTI since April 2019.

As of the date of the issuance of these Interim Condensed Consolidated Financial Statements, tgs has not received a response to the appeals filed and is analyzing other measures to be adopted in order to continue protecting its rights and thus, achieving a fair and reasonable tariff for the Natural Gas Transportation segment.

20. COMMON STOCK AND DIVIDENDS

a)Common stock structure and shares’ public offer

As of June 30, 2021, TGS’ common stock was as follows:

	Amount of common stock, subscribed, issued and authorized for public offer
Common Shares Class (Face value $ 1, 1 vote)	Outstanding shares	Treasury Shares	Common Stock
Class “A”	405,192,594	-	405,192,594
Class “B”	347,568,464	41,734,225	389,302,689
Total	752,761,058	41,734,225	794,495,283

tgs's shares are traded on the BYMA and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)Acquisition of treasury shares

During the six-month period ended June 30, 2021, the Company has not acquired treasury shares.

As of June 30, 2021, the Company holds 41,734,225 treasury shares, representing 5.25% of the total share capital. The acquisition cost of the treasury shares in the market amounted to Ps. 4,653,092 and the Additional paid-up capital amounted to Ps. 1,349,822, which, in accordance with the provisions of Title IV, Chapter III, Article 3.11.c of the Rules, restricts the amount of the realized and liquid gains mentioned above that the Company may distribute.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

c)Restrictions on distribution of retained earnings

Pursuant to the General Companies Act and CNV Rules, we are required to allocate a legal reserve (“Legal Reserve”) equal to at least 5% of each year’s net income (as long as there are no losses for prior fiscal years pending to be absorbed) until the aggregate amount of such reserve equals 20% of the sum of (i) “common stock nominal value” plus (ii) “inflation adjustment to common stock,” as shown in our consolidated statement of changes in equity.

Finally, and as mentioned in subsection b of this note, the amounts subject to distribution are restricted up to the acquisition cost of treasury shares and the paid-up capital.

Resolution 149 prohibits the distribution of dividends until the RTT is concluded. For further information, see Note 19 above.

In accordance with current exchange regulations and in order to have access to the exchange market, for the payment of dividends to non-resident shareholders of Argentina, the Company must require the prior approval of the BCRA.

21. LEGAL CLAIMS AND OTHER MATTERS

Between January 1, 2021 and the date of issuance of these Condensed Interim Consolidated Financial Statements, there were no news regarding legal claims and other matters, except as mentioned below. For more information regarding the claims and legal matters of the Company, see Note 20 “Legal claims and other matters” to the Consolidated Financial Statements as of December 31, 2020.

a)Action to challenge Decree No. 2067/08 (the “Decree 2067”) and Resolutions No. 1982 and 1991 (the “Resolutions”)

On May 14, 2021, tgs was notified of the ruling issued by the National Court of Appeals for Federal Administrative Disputes that: (i) has revoked the decision of the Court and, (ii) has imposed the costs in both instances in the order caused. tgs considers that it has reasonable arguments to defend its position on the substantive issue raised and, for that reason, it appealed the ruling of the Chamber.

On June 4, 2021, tgs filed an extraordinary federal appeal against the ruling of the Chamber, which was answered by ENARGAS and the National Government, and was granted by the National Court of Appeals on July 14, 2021, on the grounds that "the interpretation and scope of rules of an undoubtedly federal nature -such as Decree 2067/08 and MINPLAN Resolution No. 1451/2008, ENARGAS Resolutions No. 1982/11 and 1991/11, as well as Articles 53 and 54 of Law 26,784- are at stake".

By virtue of the precautionary measure issued, and its 12 extensions obtained, as well as the favorable ruling obtained in the first instance, the existence of favorable precedents issued by the Suprema Corte de Justicia de la Nación (“Supreme Court”) with respect to other processors of natural gas and the granting of the extraordinary appeal that will result in the Supreme Court ruling on the case, the Management of tgs and its legal advisors consider that they have solid arguments to defend their position and that it is probable the obtaining of a favorable resolution to their interests on the substantive issue. Therefore, no provision has been made for the eventual liability for the increase in the charge to finance the importation of natural gas applicable to natural gas consumptions related to the processing activity at the Cerri Complex for the period between the date of obtaining the precautionary measure and April 1, 2016, the effective date of Resolution No. 28/2016.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

This resolution has annulled the acts that determined the value of the charge established by Decree 2067, for which as from April 1, 2016, ENARGAS and the body in charge of the collection thereof have ceased to collect the increase established by the Resolutions.

Regarding the last extension of the precautionary measure, expired on July 1, 2021, tgs has not required a new extension, by virtue of the premature procedural stage in which the appeal against the Court judgment is found.

Given the complex procedural instance, the nature of charge 2067, the background presented in this and other legal cases initiated against charge 2067, as of the date of issuance of these Interim Condensed Consolidated Financial Statements, it is not possible to make a definitive quantification of the amount that should be paid by tgs in case of not obtaining a favorable ruling from the Supreme Court, while an eventual demand for payment in the current circumstances may be challenged and questioned by tgs in the framework of the corresponding administrative and judicial instances, where the amount of the charge that tgs may eventually be required to pay may be debated.

22. BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the six-month periods ended June 30, 2021 and 2020 were Ps. 100,284 and Ps. 102,076, respectively.

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by tgs and its related parties as of June 30, 2021 and December 31, 2020 is as follows:

As of June 30, 2021, tgs holds Ps. 622,256 corresponding to dollar-linked notes issued by CT Barragán S.A. that accrue an annual rate of 4% above the exchange rate published in Communication “A” 3500 of the BCRA. The bullet principal is paid back on June 4, 2023. The book value of the notes is disclosed within the caption “Other assets non-current financial instruments at amortized cost”.

The detail of significant transactions with related parties for the six-month periods ended June 30, 2021 and 2020 is as follows:

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Six-month period ended June 30, 2021:

Six-month period ended June 30, 2020:

23.ASSOCIATES AND JOINT AGREEMENT

Associates with significant influence

Link:

Link was created in February 2001, with the purpose of the operation of a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan (Buenos Aires province), located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Pampa Energía holds the remaining 51%.

EGS (in liquidation):

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%).

EGS owned a natural gas pipeline, which connects TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On November 13, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company were initiated.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Special Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

Joint Agreement

UT:

The Board of Directors of tgs approved the agreement to set up the UT together with SACDE. The objective of the UT is the assembly of pipes for the construction of the project of "Expansion of the System of Transportation and Distribution of Natural Gas" in the Province of Santa Fe, called by National Public Bid No. 452-0004-LPU17 by the MINEM (the "Work").

On October 27, 2017, tgs - SACDE UT signed the corresponding work contract with the MINEM.

The UT will remain in force until its purpose has been fulfilled, i.e., once the works involved in the Project have been completed and until the end of the guarantee period, set at 18 months from the provisional reception.

As a result of the situation of the economic context and the COVID mentioned in Note 1, the UT sent a letter to Integración Energética Argentina S.A. (“IEASA”), a company currently part of the Ministry of Productive Development, requesting, among other issues, the reestablishment of the economic-financial equation, readjustment of the work schedule, approval of cost redeterminations and price adjustments under the current legal regime.

On July 9, 2021, the UT and IEASA signed a restart order and restart certificate for the works related to the Work, through which the work schedule was readjusted and IEASA also assumed the commitment to manage and join efforts to guarantee the cash flow in order to avoid new effects on the economic-financial structure of the contract for the Work, which would give rise to new requests -by the UT- for the recomposition of the economic-financial equation of the contract and the schedule of execution of the Work.

24.INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that, as of August 4, 2021, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 2482 Amancio Alcorta Avenue in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

English translation of the original prepared in Spanish for publication in Argentina

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2021 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

25.SUBSEQUENT EVENTS

There were no existing significant subsequent events between the closing date of six-month period ended June 30, 2021 and the date of the approval (issuance) of these condensed interim consolidated financial statements.

      Luis Alberto Fallo

Chairman of the Board of Directors

English translation of the original report issued in Spanish for publication in Argentina

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Legal address: Don Bosco 3672, 5th Floor

Ciudad Autónoma de Buenos Aires

CUIT N° 30-65786206-8

I. Report on the Financial Statements

Introduction

1. We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A., which comprises: (a) the consolidated statement of financial position at June 30, 2021, (b) the consolidated statements of comprehensive income,  changes in equity and cash flows for the three and six-month period then ended, and (c) a summary of significant accounting policies and other explanatory notes.

2. The balances and other information corresponding to the fiscal year 2020 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

3. The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”). The Company’s Board of Directors is also responsible for performing the internal control procedures that they may deem necessary to enable the preparation of the condensed interim consolidated financial statements that are free from material misstatements, either due to errors or irregularities.

Scope of review

4. Our responsibility is to express a conclusion on the accompanying consolidated financial statements based on our review, which was conducted in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. Such standard requires auditor to comply with the ethical requirements relevant to the audit of the Company’s annual financial statements. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards

Price Waterhouse & Co. S.R.L. Firma miembro de PricewaterhouseCoopers	Pistrelli, Henry Martin y Asociados S.R.L. Miembro de Ernst & Young Global Limited
Bouchard 557, piso 8º C1106ABG - Ciudad de Buenos Aires Tel: (54-11) 4850-0000 Fax (54-11) 4850-1800 www.pwc.com/ar	25 de Mayo 487 – C1002ABI Buenos Aires - Argentina Tel.: (54-11) 4318-1600 Fax: (54-11) 4510-2220 www.ey.com

English translation of the original report issued in Spanish for publication in Argentina on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

5. Based on our review, nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements mentioned in paragraph 1. are not prepared, in all material respects, in accordance with IAS 34.

II. Report on other legal and regulatory requirements

In compliance with current regulations, we report that:

a)The condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. comply, in what is within our competence, with the provisions of the Commercial Companies Law and pertinent resolutions of the CNV, except for their absence of transcription to the “Inventory and Financial Statements” book as mentioned in note 3 to the accompanying condensed consolidated financial statements.

b) Except as mentioned in note 3 to the accompanying consolidated financial statements, the condensed interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept, in their formal aspects, in accordance with current legal regulations.

c)The information included in points 3, 4, 5, 6 and 8 in the “Analysis of financial conditions and results of operations for the periods ended June 30, 2021, 2020, 2019 and 2018”, which is presented together with the condensed interim financial statements to comply with CNV regulations, arise from the accompanying condensed interim consolidated financial statements at June 30, 2021 and from the condensed interim consolidated financial statements  at June 30, 2020 and 2019, which are not included in the accompanying  condensed interim consolidated financial statements and on which we have issued an limited review report  dated August 7, 2020 and 2019 respectively, to which we refer, which should be read together with this report.

d)At June 30, 2021 the liabilities accrued in employee and employer contributions to the Argentine Integrated Social Security System according to the Company's accounting records amounted to $117,966,624, none of which was claimable at that date.

City of Buenos Aires, August 4, 2021.

PRICE WATERHOUSE & CO. S.R.L. (Partner)	PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L (Partner)
Dr. Fernando A. Rodriguez	Ezequiel A. Calciati

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Vice President of Administration, Finance and Services

By:	/s/Hernán Diego Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: August 18, 2021